January 18, 2007


By facsimile to (612) 371-3207 and U.S. Mail


Mr. Jim McClendon
Manager and Chair
Ozark Ethanol, LLC
300 West Kneeland Street
Liberal, MO 64762

Re:	Ozark Ethanol, LLC
	Registration Statement on Form SB-2
	Filed December 22, 2006
File No. 333-139657

Dear Mr. McClendon:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. The guidelines provided by Securities Act Release No. 33-6900 on limited partnership reorganizations and public offerings of limited partnership interests and Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities such as those that you are offering. Please review and revise your filing as applicable to comply with the release and guide. For example, see part II.A.3.a of the release for examples of risks that you should consider highlighting on the prospectus` cover page.

2. We note that promissory notes could represent as much as 90% of the subscriptions for the minimum offering amount and that they will become due upon 30 days` written notice from Ozark Ethanol, which may be given "at any time" after you receive subscriptions for the minimum. Tell us how this satisfies the requirements of Rule 10b-9(a)(2) under the Exchange Act, which requires that the total amount due to the seller in an offering with a minimum condition be received by a specified date. Alternatively, specify a date by which all of the promissory note proceeds must be received by Ozark Ethanol to meet the minimum offering condition.

3. We note that Ozark Ethanol may release funds from escrow before the amounts under the promissory notes are collected, provided subscriptions for the minimum offering amount and the loan commitments have been received. In connection with the preceding comment, disclose whether the escrow agreement`s provisions would allow the release of offering proceeds before the specified date by which the total amount due to Ozark Ethanol under the promissory notes is received. If so, explain how Ozark Ethanol will ensure that it is in a position to satisfy the requirement to refund the purchaser`s investment if the minimum offering is not reached.

4. Please update your financial statements and financial information throughout the filing to comply with Item 310(g) of Regulation S-
B.

Notices to Investors, page ii

5. Move this section so that it follows the summary and risk factors sections. See Item 503(c)(2) of Regulation S-B.

Prospectus` Outside Front Cover Page

6. Clarify, if true, that investors who subscribe after the $30 million minimum is met must pay entirely in cash when they submit their subscriptions.

Our Financial Plan, page 3

7. Confirm that you will file any material financing agreement as an exhibit to the registration statement if the agreement is entered into before the registration statement`s effectiveness.

Terms of Membership and Limited Liability Company Agreement, page
3

8. In the second paragraph, clarify that the number of votes for each member who is a holder of class A units is capped at 5% of the outstanding class A units. We note the disclosure in the fifty-third risk factor on page 25.

9. In the third full paragraph on page 4, identify counsel giving the opinion that Ozark Ethanol will be treated as a partnership for federal income tax purposes. We note the disclosure in the federal income tax consequences of owning our units section.

Our Management, page 4

10. Identify here and on page 25 the seller who will have the right under the option agreement filed as exhibit 10.1 to become a member of the board of managers upon the site purchase`s closing.

Contacts for Information, page 8

11. Complete the information at the end of this section before amending the registration statement.

Our Financial Results...will be impacted by changes in these prices, page 17; The market price of ethanol has followed the price of gasoline..., page 17; The price of distillers grain is affected by the price of other commodity products..., page 20; and Our operations will depend on the availability of natural gas at acceptable prices..., price 21

12. These risk factors make references to the significant dependence of Ozark Ethanol`s financial performance on corn and natural gas prices and market prices for ethanol and distillers dried grains. Provide cross references to the disclosures elsewhere in the registration statement that elaborate on the factors influencing these prices. We note the disclosures in the business section.


Internal Revenue Service classification of us as a corporation..., page 26 and Your tax liability from your share of our taxable income..., page 27

13. These risk factors state that Ozark Ethanol expects to be taxed as a partnership for federal income tax purposes. Please revise to conform to the disclosure on page 4 that it is the opinion of Ozark
Ethanol`s counsel that Ozark Ethanol will be treated as a partnership for federal income tax purposes.

Our mangers and officers have other business interests..., page 28

14. The risk factor states that Ozark Ethanol`s managers and officers have other business interest that may receive a greater share of their time and attention than they will devote to Ozark Ethanol. State the known or anticipated amount of time that Ozark Ethanol`s managers and officers intend to devote to it.

15. Generally, explain the meaning of an abbreviation or acronym when introduced in the registration statement. For example, refer to "MTBE" in the first risk factor on page 18, "btu`s" in the second risk factor on page 21, and "pH`s" on page 62. Please revise. We note the disclosures on pages 53 and 70.

Dilution, page 30

16. Compare the offering price with the price paid by promoters, directors, officers, and affiliated persons for units purchased by them during the past five years or which they have right to purchase.
See Item 506(a) of Regulation S-B.

Capitalization, page 33

17. Please revise your capitalization table to exclude the pro forma minimum and maximum long-term debt and subordinated debt amounts because you may only include pro forma amounts that are factually supportable. Since you do not have not firm commitments for the long-term debt or the subordinated debt, these amounts do not appear to be factually supportable.

Plant Construction and Start-up of Plant Operations, page 40

18. Disclosure in the third paragraph appears to be in error. It states that if Ozark Ethanol is able to complete the tasks by May 2007, Ozark Ethanol believes that its EPC contractor would be able to move its crews and equipment to the site and begin construction in April 2007. Please clarify.

Corn Acreage Trends, page 42; Competition from Future
Construction,
page 43; and Carbon Dioxide as a Pollutant, page 44

19. You make references to ongoing studies by industry consultants, a
2006 feasibility study,  and studies by Argonne National
Laboratory
(January 1998). Identify the sources for the first two studies and also the beef cattle feedlot studies referred to on page 59.
Provide
us copies of the studies by each of the sources, and mark the relevant portions that support the disclosure.

Liquidity and Capital Resources, page 45

20. Please disclose how you intend to finance your operations over the next 12 months. Please also disclose that you are dependent on this offering for your future funding. Please refer to Item
303(a)
of Regulation S-B.

Sources and Uses of Funds, page 47

21. Please revise your sources of funds to exclude sources of funds such as the senior debt financing and subordinated debt financing for which you do not have firm commitments.

Missouri Tax Credit Program, page 58

22. The statement "In order for our producer members to be eligible for this tax credit" appears incomplete. Please revise.

Corn Feedstock Supplies, page 64

23. In the first full paragraph on page 68, you discuss the "basis impact per bushel" for a hypothetical facility that varies depending upon the extent to which the corn is sourced locally or from regional and national markets. Please clarify the meaning of the disclosure.

Management, page 90

24. In the biographical paragraphs of Messrs. Kerry Rose, Matt
Bunton, and Mike Bunton, describe briefly their business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

25. Discuss the independence of your managers as required by Item
15
of Form SB-2 and Item 407(a) of Regulation S-B.

Executive Compensation and Employment Agreements, page 94

26. Provide compensation information as required by Item 402 of Regulation S-B. This includes, without limitation, the summary compensation table required by Item 402(b) of Regulation S-B.

27. File the contract with Mr. Kerry Rose as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation
S-
B.

Certain Relationships and Related Party Transactions, page 96

28. Disclose whether Ozark Ethanol believes that each of the related party transactions disclosed in this section is on terms no less favorable to Ozark Ethanol than Ozark Ethanol could obtain from an unaffiliated party.

29. We note the disclosure that your managers may be considered promoters and that they have units from you. Provide all of the disclosure required by Item 404(c) of Regulation S-B, including, but not limited to, the number of units that they have purchased and the consideration each paid for the units.

Authorized and Outstanding Units, page 96

30. Clarify here and elsewhere whether the portion of the purchase price payable in units under the terms of the option to purchase the
Nevada, Missouri plant site will be payable in class A units.

Legal Opinion, page 108

31. We understand that you intend to file by amendment the tax opinion as exhibit 8.1 to the registration statement. If you elect to file a short form tax opinion, then the opinion and the registration statement both must state clearly that the discussion in the registration statement constitutes counsel`s opinion.
Further,
the disclosure in the registration statement and the opinion should not merely state that the discussion in the registration statement is a fair and accurate summary of the material federal income tax consequences or that counsel has confirmed that the disclosure is "accurate in all material respects." Please remove these types of references in the first and third paragraphs under "Legal Opinion" and elsewhere in this section where the references may appear.

32. Delete the word "general" in the third paragraph when referring to federal income tax consequences. As indicated in the federal income tax consequences of owning our units section`s first paragraph, the section describes the material federal income tax considerations and consequences. Thus, the word "general" may imply that investors cannot rely on the disclosure. Similarly, delete the word "generally" in the second full paragraph on page 113, the first full paragraph on page 116, the first, second, and fourth full paragraphs on page 117, and the fourth full paragraph on page 119 for the same reason.

Partnership Status, page 109

33. We note the phrase "assuming we do not elect to be treated as a corporation" in the first sentence. It is inappropriate for counsel to assume any legal conclusion underlying the opinion. Since the tax treatment depends upon the legal conclusion of whether Ozark Ethanol is a partnership or a corporation, counsel must opine on these matters as part of its tax opinion and cannot assume them. Please revise.

Section 704(c) Allocations and Reverse Section 704(c) Allocations, page 112

34. The words "and tax basis" in the fourth line on page 113 appear redundant. Please revise.

Alternative Minimum Tax, page 117

35. This paragraph appears to contain inadvertent errors that make the disclosure unclear. Please revise.

Plan of Distribution, page 122

36. In this section`s fifth paragraph on page 122, clarify that Ozark
Ethanol will return "promptly" the subscriptions to investors, with interest on the cash payment held in escrow, if the conditions are not satisfied or if Ozark Ethanol decides to terminate and abandon the offering at any time. Revise similar references throughout the document and the appendices.

37. In the seventh paragraph on page 123, indicate that unless
Ozark
Ethanol terminates the offering, Ozark Ethanol will file a post-effective amendment to the registration statement if there are changes in the material terms of the offering after the registration statement`s effectiveness.

Advertising, Sales and Other Promotional Materials, page 126

38. Disclosure states that Ozark Ethanol expects to use additional advertising, sales, and other promotional materials. Submit all of these materials to us before their use as required by Item 15D of Guide 5.

Additional Information, page 126

39. Delete the language that statements contained in the prospectus about the contents of any contract, agreement, or other document "are not necessarily complete" and "are qualified entirely by the reference to the exhibits." Rule 411(c) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of any contract, agreement, or other document are discussed in the prospectus.

Statement of Operations, page F-4

40. It is unclear why you have disclosed income (loss) per unit of ($1) instead of ($0.66) per unit. Please revise or advise.

Note 1.  Summary of Significant Accounting Policies, Unit-based
Compensation, page F-8

41. You disclosed in Note 4 - Related Party Transactions that the board of managers provided certain services without compensation and that as reimbursement for these services you issued units of ownership to the board members at discounted prices. You also disclosed that you recognized compensation expense of $110,000 for unit-based payments in 2006. Please disclose how you determined the market value of the units offered and the percentage discount or range of discount offered to board members. Please also tell us how you determined the amount of compensation expense.

42. Please consistently refer to "Unit-based Compensation" as such, and do not refer to it as "Stock-based Compensation." Please revise as necessary.

Note 2.  Members` Equity, page F-8

43. Class B and C units are described in your LLC agreement. Please disclose the number of class B and C units authorized and issued in the notes and on the face of the balance sheet. Please also disclose the rights, preferences, and voting rights of the class B and C units in the notes to your financial statements.

Note 3.  Grant Income, page F-9

44. You disclosed that you received a grant totaling $47,500 which was applied against the cost of a feasibility study. You also disclosed that through August 31, 2006 the funds received from the grant have been deducted from the costs of a feasibility study and start-up expenses. Please tell us why you have recorded grants received as reductions of operating expenses as opposed to a grant income. Please also disclose your accounting policy for recognizing income from grants, such as when the related grant expenses have been incurred or other reasonable basis. Please cite the relevant authoritative accounting literature that supports your present accounting treatment in your response.

Exhibits 5.1 and 8.1

45. We note that you intend to file by amendment the opinions.
Allow
us sufficient time to review the opinions before requesting acceleration of the registration statement`s effectiveness.

Exhibits 10.3, 10.4, and 10.5

46. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not all of the attachments to the exhibits, please refile the exhibits in their entirety.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Ozark Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Ozark Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ozark Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Ozark Ethanol requests acceleration of the registration statement`s effectiveness, Ozark Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Ozark Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Ozark Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ozark Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741.

You may direct questions on other comments and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202)
551-3760.

Very truly yours,





Pamela A. Long
   Assistant Director

cc:	Joe R. Thompson, Esq.
	Dean R. Edstrom, Esq.
	Lindquist & Vennum PLLP
	4200 IDS Center, 80 South 8th Street
	Minneapolis, MN 55402



Mr. Jim McClendon
January 18, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE